

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 30, 2017

Via E-mail
Valentin Stalowir
Chief Executive Officer
Reed's, Inc.
13000 South Spring Street
Los Angeles, California 90061

  Re: Reed's, Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed November 21, 2017
    File No. 333-221059

Dear Mr. Stalowir:

  We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 6, 2017 letter.

Cover Page

1. Your revised subscription price is based on the market price of your common stock. Please provide your analysis of how you are eligible to conduct an "at the market" offering or revise to reflect a fixed price for the duration of the offering. Cite all authority on which you rely.

Backstop Commitment, page 43

2. Given your response to comment 2, please disclose that a change of control is likely to be triggered and the material effects of such change of control. Add appropriate risk factor disclosure.

       Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 if you have any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Ruba Qashu, Esq.
      Libertas Law Group, Inc.